Exhibit 99.1

IceCure Receives Notice of Patent Allowance in Japan for a Novel Cryogenic Pump for its Next-Generation Cryoablation Systems

●	Innovating as a global leader in cryoablation technologies, with 29 patents issued and allowed

●	Cryogenic pump enables multiple and longer duration procedures without the need to refill liquid nitrogen, potentially expanding clinical indications

CAESAREA, Israel, January 18, 2023 -- IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) (“IceCure” or the “Company”), developer of minimally-invasive cryoablation technology, the ProSense® System that destroys tumors by freezing, today announced it has received a Notice of Allowance from the Japan Patent Office (the “JPO”) for IceCure’s patent application titled “Cryogen Pump”. The patent will be in effect until 2041. A patent for this invention has been issued in the European Union and is pending in other major markets, including the U.S.

IceCure’s novel cryogenic pump is submersible in liquid nitrogen, works in a closed circuit, improves the cooling rate during a procedure, and is designed to be used for multiple procedures or longer duration procedures without the need to refill liquid nitrogen. Moreover, this pump enables temperature control of the cryoprobe, as well as the use of a wider range of cryoprobes and catheters.

“With this Notice of Allowance from the JPO, IceCure continues to build upon its leadership position in cryoablation procedures worldwide. We believe the cryogen pump will be instrumental in enabling practitioners to perform longer-term and multiple procedures more efficiently, as well as allowing for the expansion of cryoablation treatment to more clinical applications in the future,” stated Eyal Shamir, IceCure’s Chief Executive Officer. “This additional IP in Japan supports our distribution agreement with Terumo for our cryoablation systems in Japan.”

About IceCure Medical Ltd.

IceCure Medical Ltd. (Nasdaq: ICCM) (TASE: ICCM) develops and markets ProSense®, an advanced liquid-nitrogen-based cryoablation therapy for the treatment of tumors (benign and cancerous) by freezing, with the primary focus areas being breast, kidney, bone and lung cancer. Its minimally invasive technology is a safe and effective alternative to hospital surgical tumor removal that is easily performed in a relatively short procedure. The system is marketed and sold worldwide for the indications cleared to-date by the FDA and approved in European with the CE Mark.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, IceCure is using forward looking statement in this press release when it discusses: the cryogenic pump enabling multiple and longer duration procedures without the need to refill liquid nitrogen, potentially expanding clinical indications; the benefits of cryoablation as a treatment for breast cancer; and the benefits of additional intellectual property assets in Japan supporting the Company’s distribution agreement with Terumo. Because such statements deal with future events and are based on IceCure’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of IceCure could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with the Securities Exchange Commission (the “SEC”) on April 1, 2022, as amended, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.

IR Contact:

Ronen Tsimerman

email: ronent@icecure-medical.com